UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Second Quarter 2007 Earnings Report

July 27, 2007

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary second quarter 2007 results today.

Highlights

Second quarter 2007 vs. second quarter 2006

▪	Passenger traffic totaled 3.5 million, an increase of 22.6%.
▪	Total net revenues increased 12.9% to Ps. 460 million.
▪	Operating income increased 24.5%.
▪	Adjusted EBITDA rose 22.7% to Ps. 256 million, equivalent to a 55.7% margin.
▪	Net income increased 1.2% to Ps. 152 million. Earnings per share were Ps. 0.38, and earnings per American Depositary Share (ADS) were US$0.28.
▪	Capital expenditures were Ps. 138.1 million.

January – June 2007 vs. six months 2006

▪	Passenger traffic was 6.8 million, and increase of 18.5%.
▪	Total net revenues increased 11.5% to Ps. 895 million.
▪	Operating income increased 10.2%.
▪	Adjusted EBITDA grew 14.3% to Ps. 499 million, equivalent to a 55.8% margin.
▪	Net income increased 3.2% to Ps. 275 million. Earnings per share were Ps. 0.69, and earnings per American Depositary Share (ADS) were US$0.51.

▪	Capital expenditures were Ps. 318.9 million.

Passenger Traffic

Second quarter 2007

During the second quarter of 2007, total passenger traffic increased 22.6% (+643,100 terminal passengers), as a result of an increase in domestic passenger traffic that offset a decrease in international traffic. The airports with the highest traffic growth were Monterrey, Culiacán, Chihuahua, Ciudad Juárez, and Torreón. Monterrey International Airport, which is our principal hub and accounts for the highest share of investments in new facilities, accounted for 46.9% of total traffic during the second quarter.

Domestic traffic grew 29.7% as compared to the same quarter of 2006. Eleven of our 13 airports reported double digit growth. This growth was due to the increase in routes and/or frequencies by some traditional airlines and to an even greater extent by the new airlines, which began operating at the end of 2005 at OMA’s airports (Aladia, Alma, Avolar, Interjet, VivaAerobus, and Volaris), as well as lower fares. Passenger traffic at Zacatecas airport was affected by the temporary suspension of Lineas Aereas Aztecas starting in March 2007.

International traffic decreased 5.3% as compared to the second quarter of 2006. Culiacan and Torreon recorded increases, principally as a result of the start of operations by Delta Airlines at these airports, as well as international routes opened by Mexicana and its subsidiary Click Mexicana. The tourist destination airports (Acapulco, Mazatlan, and Zihuatanejo), Monterrey, and Zacatecas recorded decreases as a result of a reduction in frequencies of scheduled international flights and the cancellation of some international routes.

January - June 2007

During the first six months of 2007, total passenger traffic increased 18.5% as a result of the increase in domestic passenger traffic that offset a decrease in international traffic. The new airlines mentioned above accounted for 23.2% of total passenger traffic during the period. Monterrey International Airport accounted for 44.8% of total traffic during the first six months of 2007.

The increase of 26.5% in domestic traffic during the first six months of 2007 was a result of the addition of routes and flight frequencies and lower fares, principally by the new airlines. The airports with the highest traffic growth were Torreon (51.0%) and Durango (48.1%) due to the entrance of new operators and the partial recovery of passenger traffic on Aerocalifornia, whose operations were suspended in April 2006.

International traffic decreased 5.7%. The cancellation of certain routes and the decrease in frequency of other flights affected principally the airports of Monterrey, Acapulco, Mazatlan, and Zihuatanejo.

Revenues

Total net revenues during the second quarter of 2007 were Ps. 459.9 million, a 12.9% increase as compared to the second quarter of 2006. The mix of revenues in the second quarter of 2007 was 81.2% aeronautical revenues and 18.8% non-aeronautical revenues.

For the first six months of 2007, total net revenues increased Ps. 92.1 million, a 11.5% increase as compared to the same period of 2006. The mix of revenues for the first six months 2007 was 81.3% aeronautical revenues and 18.7% non-aeronautical revenues.

Aeronautical net revenues increased 14.0%, or Ps. 45.9 million, as compared to the second quarter of 2006. The increase reflects principally:

▪	a 23.8% increase in revenues from passenger charges (TUA, tarifa de uso de aeropuerto) for domestic passengers;
▪	a 7.5% increase in airport service revenues, which accounted for 25.6% of aeronautical revenues; and
▪	a 3.3% decrease in TUA from international passengers, due to a 5.4% decrease in international passenger traffic;

For the first six months of 2007, aeronautical net revenues increased 12.5%, principally as a result of:

▪	a 20.3% increase in TUA from domestic passengers;
▪	a 7.7% increase in airport service revenues, which accounted for 26.7% of aeronautical revenues; and
▪	a 1.2% increase in TUA from international passengers.

As a result of these factors, total aeronautical revenues grew at a lower rate than total passenger traffic during both the quarter and six month periods, resulting in a reduction of aeronautical revenues per passenger of 7.0% and 5.0%, respectively, as compared to the prior year periods.

The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis, after the close of each year.

Non-aeronautical revenues increased Ps. 6.6 million, or 8.3%, during the second quarter of 2007, as compared to the second quarter of 2006. This was principally due to:

▪	increases in revenues from parking (Ps. +4.4 million, or +20.6%), car rentals (Ps. +2.1 million, or +36.9%), and restaurants (Ps. +2.1 million, or +35.6%)
▪

decreases in revenues from advertising (Ps. -2.2 million or -18.9%) as a result of timing differences in the accrual of revenues during the 2006 period; other commercial activities (Ps. -2.0 or -92.7%) due to non-recurring revenues of Ps. 1.7 million in the second quarter of 2006, and duty free (Ps. -0.8 million, or -16.8%), as a result of new security measures implemented on flights to the United States starting in August 2006 and the decline in international traffic.

Non-aeronautical revenues that are closely linked to traffic volume (such as parking, retailers, restaurants, car rentals, and duty free stores) increased 19.2%, or 23.2% excluding duty free revenues, during the second quarter of 2007. Revenues that are not directly linked or that take longer to reflect changes in passenger traffic, such as advertising and leasing of space (VIP lounges, cargo warehousing, and other leases to airlines), decreased 6% in the second quarter of 2007. As a result, non-aeronautical revenues per passenger declined by 11.7% in the second quarter of 2007.

During the first six months of 2007, aeronautical revenues increased Ps. 11.2 million (+7.2%) as compared to the same prior year period. This increase was a result of the increase in revenues from parking (Ps. +7.4 million or +17.4%), car rentals (Ps. +3.8 million or +35.1%), restaurants (Ps. +3.2 million or +27.5%), and leasing of space (Ps. +1.5 million or +10.2%), which was offset in part by decreases in other commercial revenues (Ps. -5.2 million or -91.5%) due to non-recurring revenues of Ps. 4.2 million in 2006, and duty free revenues (Ps. -1.5 million or -15.3%).

Non-aeronautical revenues that are closely linked to traffic volume increased 16.0%, or 19.9% excluding duty free revenues, during the first six months of 2007. Revenues that are not directly linked or that take longer to reflect changes in passenger traffic decreased 4.6% during the same period. As a result, non-aeronautical revenues per passenger decreased 9.5% during the first six months of the year.

Costs and operating expenses

Cost of services and administrative expenses, which are the direct result of the company’s operating activities, declined by 0.1% in the second quarter of 2007, compared to the prior year period. For the six months of 2007, these costs and administrative expenses increased 5.2%.

▪

Cost of services increased 1.1% during the second quarter of 2007. For the first six months of 2007, cost of services increased 5.4% as a result of higher maintenance, security and electricity costs during the first quarter of 2007. A significant factor in the increase in costs was the putting into service temporary Terminal C at the Monterrey airport.

▪

General and administrative expenses decreased 2.2% in the second quarter of 2007, as compared to the same period of 2006. For the first six months of 2007, general and administrative expenses increased 5.0% as a result of additional expenses related to being a publicly-listed company, including professional fees (+Ps. 8.8 million), and increases of Ps. 5.8 million in payroll.

Airport concession taxes and technical assistance fee increased during both the quarter and the six months since they are calculated as a percentage of gross revenues and Adjusted EBITDA, respectively.

▪	Airport concession taxes, which are charged as 5.0% of gross revenues increased 7.8% in the second quarter of 2007 and 11.4% in the first six months of 2007.
▪

The technical assistance fee increased 42.2% in the second quarter and 52.0% in the first six months, as compared to the corresponding periods of 2006. This fee is calculated as the greater of US$3 million per year or 5.0% of Adjusted EBITDA before technical assistance. In the second quarter of 2006 this fee was accrued based on the minimum fixed payment; starting with the first quarter of 2007 we began accruing based on the 5% of Adjusted EBITDA rate.

Depreciation and amortization increased 18.5% during the second quarter of 2007. During the first six months of 2007, depreciation increased 25.9%. These increases are principally a result of the increase in fixed assets and changes in the estimate of the useful life of runways, taxiways, and aprons effective since the fourth quarter of 2006.

Total costs and operating expenses were Ps. 275.5 million in the second quarter of 2007, an increase of 6.3%, as compared to the same period of 2006, principally because of increased depreciation and amortization charges and higher technical assistance expenses. During the first six months of 2007, costs and operating expenses increased Ps. 59.1 million or 12.3% as compared to the same prior year period.

Operating income was Ps. 184.4 million in the second quarter of 2007, an increase of 24.5% as compared to the prior year period. During the first six months of 2007, operating income increased 10.2% to Ps. 355.6 million. The increase in operating income resulted from the faster growth of revenues as compared to the growth of costs and expenses.

Adjusted EBITDA

OMA’s Adjusted EBITDA, which is equivalent to UAFIDA under Mexican Financial Information Norms, increased 22.7% during the second quarter of 2007 to Ps. 256.2 million. During the first six months of 2007, Adjusted EBITDA increased 14.3% to Ps. 499.4 million. These increases are a result of revenues growing in absolute terms more than operating costs and expenses.

The Adjusted EBITDA margin for the second quarter was 55.7%, as compared to 51.2% in the second quarter of 2006. For the first six months of 2007, the Adjusted EBITDA margin was 55.8% as compared to 54.4% at the end of the same period of 2006.

In 2006 we adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and Adjusted EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results. The segment results for the second quarter and first six months of 2007 reflect this change.

Other income (expense), financing income, and taxes

Other income (expense), net reflects the new Financial Information Norm NIF B3 “Income Statement.” This item now includes statutory employee profit sharing, previously included in taxes.

During the second quarter of 2007, integral financing income decreased Ps. 25.8 million, or 44.5%, as compared to the same quarter of 2006. This decrease was principally due to exchange rate fluctuations.

Income tax expense in the second quarter of 2007 was Ps. 62.5 million, a 60.2% increase as compared to second quarter of 2006. During the first six months of 2007, income tax expense was Ps. 128.5 million a 22.4% increase as compared to the prior year period. The new NIF B3 provides that this item comprises only asset tax and income tax expense.

Net Income

Net income in the second quarter of 2007 rose to Ps. 151.9 million, an increase of 1.2% as compared to Ps. 150 million in the second quarter of 2006. Earnings per share were Ps. 0.38, and earnings per ADS were US$0.28. Each ADS represents eight Series B shares. For the first six months of 2007, net income was Ps. 275.2 million, an increase of 3.2% as compared to the prior year period. Earnings per share were Ps. 0.69, and earnings per ADS were US$ 0.51.

Capital expenditures

Capital expenditures totaled Ps. 318.9 million in the first six months 2007, a 143.3% increase as compared to the same period of 2006. The principal investments were:

▪	Completion of drainage and sanitary system works, advances in the construction of roads and parking facilities, and the start up of foundation works for Terminal B at the Monterrey Airport.
▪	Expansion and remodeling works at the Reynosa airport terminal.
▪	Initiation of remodeling work on the restricted areas of the San Luis Potosi airport.
▪	Completion of water hydrant relocation at the Zihuatanejo airport.

OMA expects that capital investments in 2007 will exceed Ps. 500 million, an increase as compared to Ps. 426.9 million for the full year 2006.

Liquidity

During the first six months of 2007, resources generated from operating activities were Ps. 564.7 million, of which 56.4% or Ps.318.9 million was used for capital expenditures.

As of June 30, 2007, OMA had cash and cash equivalents of Ps. 1,868.3 million, a 9.4% decrease as compared to June 30, 2006.

Other developments

ISO 9001-2000 quality management system certification: On April 24, 2007, OMA’s 13 airports received the ISO 9001:2000 multi-sites certification from Lloyd’s Register Quality Assurance. This certification states that OMA has quality management systems that comply with international quality requirements, ensuring the satisfaction of clients, passengers and other users.

Annual Shareholders’ Meeting: The annual meeting was held on April 27, 2007. The resolutions approved by this meeting are available at the investor relations section of OMA’s website (http://ir.oma.aero).

Construction of the Monterrey International Airport’s Terminal B: On June 4, 2007 OMA began construction of Terminal B at Monterrey airport, which will have a capacity for 1.5 million passengers per year. The estimated investment for the project is US$40 million.

Aeroinvest Refinancing: On June 22, 2007, OMA's parent company Aeroinvest, S.A. de C.V. entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its existing credit facilities, which were used in part to finance Aeroinvest’s acquisition from the Mexican government of its Series B shares in OMA. Under the terms of the refinancing agreements Aeroinvest is required to cause OMA to comply with numerous covenants, which include certain restrictions on our operations, which are more fully described in OMA's annual report filed on Form 20-F in the section entitled “Risk Factors.”

First quarterly dividend payment: On July 16, 2007, OMA paid the first of four installments of the dividend approved by the Shareholders’ Meeting held on April 27, 2007. The payment amount was Ps. 0.26851588645 per share.

OMA will hold a conference call on July 27, 2007 at 10:00 am EDT, 9:00 am Mexico City time, to discuss the second quarter 2007 earnings.

The conference call is accessible by calling (800) 922-9655 toll-free from the U.S. or +1 (973) 935-2407 from outside the U.S. The confirmation code is 9051538. A taped replay will be available through August 3, 2007 at (877) 519-4471 toll free or +1 (973) 341-3080.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Note: In the third quarter of 2006 OMA adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and Adjusted EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results.

Notes and disclaimers

Mexican Financial Information Norms (NIF): financial statements and other information are presented in accordance with current Financial Information Norms in Mexico. These norms differ in certain significant respects from U.S. GAAP.

Unaudited financials: financial statements for the second quarter of 2007 are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of June 30, 2007 purchasing power.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.7946/US$.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Cargo unit: equivalent to 100 kg of cargo.

Workload Unit: one Terminal passenger and/or one cargo unit.

Aeronautical revenues: are revenues from rate regulated services. These include departing passenger charges, aircraft landing fees, aircraft parking charges, passenger and carry-on baggage screening , use of passenger jetways, and other complementary services.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income.

Adjusted EBITDA: OMA defines EBITDA as net income minus net comprehensive financing income plus income taxes, asset tax, and depreciation and amortization. Adjusted EBITDA also excludes other income (expense) and is equivalent to UAFIDA under Mexican Financial Information Norms. Neither EBITDA nor Adjusted EBITDA should be considered as alternatives to net income, as indicators of our operating performance, or as alternatives to cash flow as indicators of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under Mexican Financial Information Norms or U.S. GAAP, and may be calculated differently by different companies.

Forward looking statements: This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: July 27, 2007